FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of December 2018

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X     Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____  No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.          an announcement regarding use of part of idle proceeds to supplement working capital of Huaneng Power International, Inc. (the Registrant”);

2.          a notice of 2019 first extraordinary general meeting of the Registrant;

3          an announcement regarding continuing connected transactions of the Registrant;

4.          an announcement on change of part of the funds raised in certain investment projects and their implementation of the Registrant; and

5.          an announcement regarding the appointment of auditors for 2019 and election of a director of the Registrant;

Each made by the Registrant on December 12, 2018.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

USE PART OF IDLE PROCEEDS TO SUPPLEMENT WORKING CAPITAL

The Board announces that the Company has decided to use part of idle proceeds to supplement working capital.

Reference is made to the circular dated 27 April 2017 (the “Circular”) issued by Huaneng Power International, Inc. (the “Company”) relating to the non-public issuance of A share. The subject matter was approved by the shareholders of the Company at the extraordinary general meeting on 16 May 2017, and the authorization was extended by approval of shareholders at the annual general meeting on 3 May 2018. Unless otherwise defined herein, terms in this announcement shall have the same meaning as defined in the Circular.

As approved by the China Securities Regulatory Commission with the “Approval on the Non-public Issuance of Shares by Huaneng Power International, Inc.” (Zheng Jian Xu Ke No.[2018] 696), the Company issued to seven target subscribers 497,709,919 RMB ordinary shares (A shares) by way of non-public issuance on 15 October 2018. The total proceeds raised from such the non-public issuance of A Shares were RMB3,259,999,969.45, with the net proceeds amounting to RMB3,245,329,969.59 after deducting the underwriting fees and commissions. Details of which were set out in the Company’s announcement dated 17 October 2018.

INVESTMENT PROJECTS WITH THE PROCEEDS OF THE COMPANY’S NON-PUBLIC ISSUANCE OF A SHARES

Pursuant to the Plan for Non-public Issuance of A Shares of Huaneng Power International, Inc. (Amended Version), the Investment Projects with the Proceeds of the Company’s Non-public issuance of A Shares are set out below:

S/N	Project name	Total investment in the Project	Proceeds proposed to be invested in the Project
		(RMB0’000)	(RMB0’000)

1	Xiegang Gas Turbine Project in Guangdong (800MW)	360,000.00	72,000.00
2	Dafeng Offshore Wind Power Project in Jiangsu (300MW)	564,815.00	248,227.23
3	Mianchi Phoenix Mountain Wind Power Project in Henan (100MW)	85,381.85	17,076.37
4	Longchi Wind Power Project in Anhui (100MW)	85,622.00	17,124.40
5	Yangpu Thermal Power Project in Hainan (700MW)	401,300.00	72,234.00
6	Ruijin Coal-fired Power Project Phase II in Jiangxi (2000MW)	719,000.00	73,338.00
Total		2,216,118.85	500,000.00

If the actual amount of proceeds from such non-public issuance was less than the proposed amount of proceeds to be applied for in the above projects, the Company proposes to adjust the final specific investment projects, order of priority and the specific investment amounts of each project based on the priority of projects. The Company will use self-raised funds or other financing resources to supplement proceeds.

USE OF PROCEEDS AND DEPOSIT OF PROCEEDS

As the actual amount of proceeds from such non-public issuance was less than the proposed amount of proceeds to be applied for in the above projects, the Company proposes to adjust the final specific investment projects, order of priority and the specific investment amounts of each project based on the priority of projects. The Company held the 16th meeting of the ninth session of the board of directors on 11 December 2018 and Resolution on Change of Part of Investment Projects and Implementation Modalities was approved, subject to the approval by shareholders at the general meeting. For details, please refer to the Announcement on Change of Part of Funds Raised in Certain

Investment Projects and their Implementation on the same day. Between 27 March 2017 when the Board announced the Plan of Non-public Issuance of A Shares and 30 September 2018, the Company has invested RMB696,525,900 and details are set out below:

S/N	Project name	Proceeds proposed to be invested in the Project	Adjusted proceeds to be invested in the Project	Amount that the Company has invested with its self-raised funds between 27 March 2017 and 30 September 2018
		(RMB0’000)	(RMB0’000)	(RMB0’000)

1	Xiegang Gas Turbine Project in Guangdong (800MW)	72,000.00	104,000.00	21,500.00
2	Dafeng Offshore Wind Power Project in Jiangsu (300MW)	248,227.23	174,231.84	17,000.00
3	Mianchi Phoenix Mountain Wind Power Project in Henan (100MW)	17,076.37	24,614.56	9,200.00
4	Longchi Wind Power Project in Anhui (100MW)	17,124.40	21,686.60	12,000.00
5	Yangpu Thermal Power Project in Hainan (700MW)	72,234.00	N/A	7,652.59
6	Ruijin Coal-fired Power Project Phase II in Jiangxi (2000MW)	73,338.00	N/A	2,300.00
Total		500,000.00	324,533.00	69,652.59

Note: Numbers in percentage may not add up to a total figure due to rounding.

The Company held the 16th meeting of the ninth session of the board of directors on 11 December 2018 and Resolution on Use Proceeds to Replace the Funds that the Company Invested was approved to use RMB597,000,000 of proceeds to replace self-raised funds that has been invested in Xiegang Gas Turbine Project in Guangdong (800MW), Dafeng Offshore Wind Power Project in Jiangsu (300MW), Mianchi Phoenix Mountain Wind Power Project in Henan (100MW) and Longchi Wind Power Project in Anhui (100MW).

As at 30 November 2018, the deposit of proceeds at the designated account is set out below:

Name of account	Account bank	Account number	Deposit (RMB)

Huaneng Power International, Inc.	The Headquarter Branch of Agricultural Bank of China Limited	81600001040016760	2,957,404,234.59
Huaneng Dongguan Thermal Power Co., Ltd.	Dongguan Branch of Bank of China Limited	634070554518	0
Huaneng Yancheng Dafeng Renewables Power Generation Co., Ltd.	Nanjing Chengnan Branch of Bank of China Limited	537872077686	246,000,000.00
Huaneng Mianchi Clean Energy Co., Ltd.	Zhengzhou Jianshe Road Branch of Industrial and Commercial Bank of China Limited	1702020529020113582	0
Huaneng Anhui Huaining Wind Power Generation Co., Ltd.	Hefei Xinzhan High-tech Zone Branch of Agricultural Bank of China Limited	12183001040036375	0
Huaneng Hainan Power Generation Co., Ltd.	Haikou Haifu Branch of China Construction Bank Limited	46050100223600000474	0
Huaneng Ruijin Power Generation Co., Ltd.	Ganzhou Ganxian Branch of Agricultural Bank of China Limited	14033101040017938	0
Huaneng Yangpu Thermal Power Co., Ltd.	Yangpu Jinpu Branch of Bank of China Limited	267530156721	0

THE PLAN OF USING PART OF PROCEEDS TO TEMPORARILY SUPPLEMENT WORKING CAPITAL

According to project progress and payment arrangement of the proceeds-funded projects of the Company, it is estimated that RMB2,360.32 million of the proceeds will be idle for a certain period of time. With a view to improve the efficiency of the use of proceeds and reduce the financial expenses of the Company, after comprehensive consideration of the subsequent proceeds utilisation plan of the proceeds-funded projects and the Company’s capital needs, the Company proposes to temporarily supplement the working capital with idle proceeds of no more than RMB2,360.32 million.

The temporarily supplement of the working capital through idle proceeds is limited to the production and operation use in relation to main business, and is guaranteed not to be directly or indirectly used for transactions such as new share placement, subscription, or stocks and derivatives and convertible corporate bonds. The term of the temporarily supplement of the working capital shall not exceed 12 months, which shall commence from the date on which the general meeting of the Company considers and approves the resolution. If the proceeds-funded projects need to use the proceeds, the Company shall promptly return the part of the proceeds to the proceeds special account accordingly so as to ensure the normal operation of the proceeds-funded projects.

The Company will strictly abide the relevant regulations regarding the proceeds management to ensure that the proceeds will be returned to the proceeds special account in a timely manner and with sufficient amount before the expiry of the supplement of the working capital. The temporarily supplement of the working capital by way of using idle proceeds does not change the use of proceeds, nor does it affect the normal progress of the investment plan of the proceeds.

SHAREHOLDERS’ APPROVAL

The aforesaid matter was approved by the board of directors of the Company on 11 December 2018 and will be submitted to the extraordinary general meeting as ordinary resolution for consideration and approval by the shareholders. The Company will issue a circular in which the details of the matter will be contained.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
12 December 2018

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

NOTICE OF 2019 FIRST EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2019 first extraordinary general meeting (the “Extraordinary General Meeting”) of Huaneng Power International, Inc. (the “Company”) will be held at 9:00 a.m. on 30 January 2019 at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for considering and approving the following resolutions:

ORDINARY RESOLUTION

1.	To consider and approve the proposal regarding the revision of the remuneration of Independent Non-executive Directors of the Company;

SPECIAL RESOLUTION

2.	To consider and approve the proposal regarding the amendments to the Company’s Articles of Association and the Rules and Procedures for General Meetings;

ORDINARY RESOLUTIONS

3.	To consider and approve the proposal regarding the provision of guarantee by Shandong Company to its subsidiary;

4.	To consider and approve the proposal on election of a director;

5.	To consider and approve the proposal regarding the appointment of Company’s auditors for 2019;

6.	To consider and approve the proposal regarding the change the use of part of fund raising proceeds in certain investment projects and the implementation thereof;

7.	To consider and approve the proposal on the use of part of the idle raised proceeds to temporarily supplement working capital; and

8.	To consider and approve the proposal regarding the continuing connected transactions for 2019 between the Company and Huaneng Group.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this notice, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
12 December 2018

Notes:

1.	Please refer to the Company’s announcement dated 12 December 2018 and circular to be issued before the Extraordinary General Meeting for details.

2.	Proxy

(i)
A member eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder.

(ii)
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company and, in the case of holders of H Shares, to the H Share registrar of the Company Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time designated for holding of the Extraordinary General Meeting.

(iv)	If more than one proxy is appointed by a shareholders such proxies shall only exercise the right to vote by poll.

(v)	The resolutions set out in this Notice will be voted by poll.

3.	Registration procedures for attending the Extraordinary General Meeting

(i)
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(ii)	Holders of H Shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to the Company on or before 10 January 2019.

(iii)	Shareholders may send the reply slip to the Company in person, by post or by fax.

4.	Closure of H Share register members

Closure of register of members for the Extraordinary General Meeting

In order to determine the shareholders of H shares who will be entitled to attend the Extraordinary General Meeting, the Company will suspend registration of transfer of shares from 10 January 2019 to 30 January 2019 (both days inclusive).

In order to qualify to attend the Extraordinary General Meeting, shareholders of H shares of the Company whose transfer documents have not been registered must deposit the transfer documents accompanied by relevant share certificates to the Company’s H Share Registrar, Hong Kong Registrar Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 9 January 2019. Holders of H shares whose names are recorded in the register of member of the Company on 30 January 2019 are entitled to attend the Extraordinary General Meeting.

5.	Other Businesses

(i)	The Extraordinary General Meeting will last for half day. Shareholders and their proxies who attend the Extraordinary General Meeting shall bear their own travelling and accommodation expenses.

(ii)	The address of the Share Registrar for H Shares of the Company, Hong Kong Registrars Limited, is at:

Shops 1712-1716, 17th Floor, Hopewell Centre
183 Queen’s Road East, Wanchai
Hong Kong

(iii)	The business address and contact of the Company are:

Capital Market Department
Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District, Beijing 100031,
The People’s Republic of China
Contact: Xie Meixin/Liu Tianyu
Telephone No.: (+86)-10-6322 6590/6322 6595
Facsimile No.: (+86)-10-6322 6888
Email: xiemx@hpi.com.cn

(iv)	Time and dates in this notice are Hong Kong time and dates.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)
Proxy Form for 2019 First Extraordinary General Meeting

Number of Shares related to this proxy form (Note 1)	H Shares/Domestic Shares*

I (We) (Note 2)	of
,
Shareholders’ Account:	and I.D. No.:	,
being the holder(s) of	H Share(s)/Domestic Share(s)* (Note 1) of Huaneng Power International, Inc.
(the “Company”) now appoint (Note 3)	I.D. No.:
(of	),
or failing him the Chairman of the meeting as my(our) proxy to attend and vote for me(us) on the following resolutions in accordance with the instruction(s) below and on my(our) behalf at the 2019 First Extraordinary General Meeting (the “Extraordinary General Meeting”) to be held at 9:00 a.m. on 30 January 2019 at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the Extraordinary General Meeting. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion. (Note 6)

ORDINARY RESOLUTION		For (Note 4)	Against (Note 4)
1.	To consider and approve the proposal regarding the revision of the remuneration of Independent Non-executive Directors of the Company
SPECIAL RESOLUTION
2.	To consider and approve the proposal regarding the amendments to the Company’s Articles of Association and the Rules and Procedures for General Meetings
ORDINARY RESOLUTIONS
3.	To consider and approve the proposal regarding the provision of guarantee by Shandong Company to its subsidiary
4.	To consider and approve the proposal on election of a director
5.	To consider and approve the proposal regarding the appointment of Company’s auditors for 2019
6.	To consider and approve the proposal regarding the change the use of part of fund raising proceeds in certain investment projects and the implementation thereof
7.	To consider and approve the proposal on the use of part of the idle raised proceeds to temporarily supplement working capital
8.	To consider and approve the proposal regarding the continuing connected transactions for 2019 between the Company and Huaneng Group

Date:	Signature:	(Note 5)

Notes:
1.
Please insert the number of Share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).

2.	Please insert full name(s) and address(es) in BLOCK LETTERS.
3.
Please insert the name and address of your proxy. If this is left blank, the chairman of the Extraordinary General Meeting will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the Extraordinary General Meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.
Attention: If you wish to vote FOR any resolution, please indicate with a “✔” in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “✔” in the appropriate space under “Against”. In the absence of any such indication, the proxy will vote or abstain at his discretion.

5.
This form of proxy must be signed underhand by you or your attorney duly authorised in that behalf. If the appointer is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.
This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company and in the case of a holder of H Share(s), to the H Share registrar of the Company, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, at least 24 hours before the time designated for the holding of the Extraordinary General Meeting.

*    Please delete as appropriate.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Reply Slip for 2019 First Extraordinary General Meeting

I/(We)
of
Telephone number:	and Fax number:	,
being the holder(s) of	H Share(s)/Domestic Share(s)* of Huaneng Power
International, Inc. (the “Company”) hereby reply that I/(We) wish to attend or appoint a proxy to attend (on my/our behalf) the 2019 First Extraordinary General Meeting (the “Extraordinary General Meeting”) to be held at 9:00 a.m. on 30 January 2019 at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China.

Signature: ___________________________________

Date: ___________________________________

Note:
Eligible shareholders who wish to attend the Extraordinary General Meeting are advised to complete and return this reply slip to the Company’s business address at Capital Market Department, Huaneng Power International, Inc., Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing 100031, the PRC by post or by facsimile (Fax no.: (+86)-10-6322 6888). Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the Extraordinary General Meeting.

*   Please delete as appropriate.

Announcement 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

CONTINUING CONNECTED TRANSACTIONS

HUANENG GROUP FRAMEWORK AGREEMENT

On 11 December 2018, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group, its ultimate controlling shareholder, for a term commencing on 1 January 2019 and expiring on 31 December 2019. Pursuant to the Huaneng Group Framework Agreement, the Company will conduct (among other things) the following transactions with Huaneng Group and its subsidiaries and associates: (i) purchase of ancillary equipment and parts; (ii) purchase of fuel and transportation services; (iii) leasing of facilities, land and office spaces; (iv) technical services, engineering contracting services and other services; (v) provision of entrusted sale services to Huaneng Group and its subsidiaries and associates; (vi) provision of entrusted sale services from Huaneng Group and its subsidiaries and associates; (vii) sale of products; (viii) purchase of electricity; (ix) sale of electricity; (x) sale of heat; and (xi) trust loans and entrusted loans. Such transactions will be conducted on an on-going basis and constitute continuing connected transactions under the Hong Kong Listing Rules.

Among those 11 types of transactions,

(a)          since the transaction scales in relation to the purchase of fuel and transportation services (i.e. type (ii)) exceed 5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, such transaction shall be subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules and the requirement to obtain approval from the Independent Shareholders;

(b)          the transaction scale of each of type (i) and types (iii) to (x) transactions does not exceed 5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, thus such transactions shall only be subject to the reporting, annual review and announcement requirements under Rules 14A.55 to 14A.59 and Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules, but are exempt from the Independent Shareholders’ approval requirement;

(c)          as regards the transactions of trust loans and entrusted loans (i.e. type (xi)), pursuant to Rule 14A.90 (which relates to financial assistance) of the Hong Kong Listing Rules, those transactions are exempt from reporting, announcement and the Independent Shareholders’ approval requirements.

YANGQUAN COAL FRAMEWORK AGREEMENT

Yangquan Coal is a substantial shareholder of a subsidiary of the Company and accordingly it is a connected person at subsidiary level of the Company. On 11 December 2018, the Company entered into the Yangquan Coal Framework Agreement with Yangquan Coal for a term commencing on 1 January 2019 and expiring on 31 December 2019. Pursuant to the Yangquan Coal Framework Agreement, the Company and its subsidiaries will purchase coal fuel and transportation services from Yangquan Coal (including its subsidiaries and associates). The transaction scale does not exceed 5% of the applicable percentage ratio as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, thus the conduct of such transaction shall only be subject to the reporting, annual review and announcement requirements under Rules 14A.55 to 14A.59 and Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirement.

EXTRAORDINARY GENERAL MEETING

The Company proposes to convene an extraordinary general meeting in January 2019 to table the relevant resolutions to seek the approval from the Independent Shareholders of (among others) the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement.

The Independent Board Committee of the Company will advise the Independent Shareholders on the transactions relating to the purchase of fuel and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement, and will appoint the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the transactions of purchase of fuel and transportation services (including the proposed caps) under the Huaneng Group Framework Agreement.

According to the requirements of Rules 14A.46(1) and 19A.39A of the Hong Kong Listing Rules and the PRC Company Law, the Company shall dispatch a circular containing further details regarding the continuing connected transactions under the Huaneng Group Framework Agreement, a letter from the Independent Board Committee and opinion of the Independent Financial Adviser to the shareholders as soon as possible, but in any event not later than 15 January 2019.

RELATIONSHIP BETWEEN THE COMPANY AND HUANENG GROUP AND YANGQUAN COAL

Relationship Between the Company and Huaneng Group

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China, with a controlled generation capacity of 105,720 MW and equity-based generation capacity of 93,386 MW.

Huaneng Group is principally engaged in the operation and management of enterprise investments development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

As at the date of publication of this announcement, HIPDC, being the direct controlling shareholder of the Company, holds 32.28% of the total equity interest in the Company, while Huaneng Group holds a 75% direct equity interest and a 25% indirect equity interest in HIPDC. In addition, Huaneng Group holds a 9.91% direct equity interest in the Company, a 3.01% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group) and a 0.47% indirect equity interest in the Company through Huaneng Finance (a controlling subsidiary of Huaneng Group). Huaneng Group is the ultimate controlling shareholder of the Company.

Under Chapter 14A of the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company while the transactions between the Company and Huaneng Group (including its subsidiaries and associates) constitute connected transactions of the Company, and are subject to the relevant disclosure and/or Independent Shareholders’ approval requirements as stipulated in the Hong Kong Listing Rules.

Relationship Between the Company and Yangquan Coal

Yangquan Coal is a limited liability company incorporated in the PRC, the principal business of which includes exploration of mining resources and coal refining. Yangquan Coal holds 10% interest in a subsidiary of the Company, Huaneng Jinan Huangtai Co., Ltd. According to the Hong Kong Listing Rules, Yangquan Coal is a connected person at subsidiary level of the Company.

HUANENG GROUP FRAMEWORK AGREEMENT

The Company entered into a framework agreement with Huaneng Group on 12 December 2017 (the “2018 Huaneng Group Framework Agreement”) for the purpose of governing the conduct of certain continuing connected transactions between the Company and Huaneng Group (and its subsidiaries and associates) in 2018. The 2018 Huaneng Group Framework Agreement will expire on 31 December 2018. In order to continue the relevant transactions, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group on 11 December 2018 for a term commencing on 1 January 2019 and expiring on 31 December 2019.

Pursuant to the Huaneng Group Framework Agreement, the Company and its subsidiaries will conduct the following transactions with Huaneng Group and its subsidiaries and associates on an on- going basis:

(1)	Purchase of ancillary equipment and parts

Due to operational needs, the Company and its subsidiaries have to purchase ancillary equipment and parts which include mainly the raw materials and ancillary equipment and other installation and products relevant to the production operation for the infrastructure construction works for power plants. Pursuant to the provisions of the 2018 Huaneng Group Framework Agreement with respect to the purchase of ancillary equipment and parts in 2018 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the annual cap of such transactions for 2018 was set at RMB1.6 billion. During the period from 1 January 2018 to 30 September 2018, the aggregate transaction amount (unaudited) in respect of the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB101 million. It is estimated that by the end of 2018, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2018. The substantial difference between the estimated transaction amount and the actual transaction amount was primarily due to the adjustments to the anticipated transactions made by the Company according to the actual overall business scale and operation of the Company and market changes. In 2018, the scale of the newly constructed thermal power projects of the Company was reduced as compared with the previous year.

For 2019, the aggregate transaction amount with respect to the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement is estimated not to exceed RMB500 million. Such cap is estimated on the basis of the overall business scale and operation of the power plants of the Company and its subsidiaries, a reasonable expectation of the Company and its subsidiaries as to the development of the relevant power plants, and also taking into account at the same time the benefit of offering favourable prices on bulk purchases by Huaneng Group and its subsidiaries and associates.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of ancillary equipment and parts is that they are able to offer more favourable prices for bulk purchase of ancillary equipment and parts. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for ancillary equipment and parts, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company with the ancillary equipment and parts in a timely and reliable manner, thereby minimising the management and operational costs of the Company.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by an independent third party for the same or similar type of ancillary equipment and parts. In addition, the payment of such purchases will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to such framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of ancillary equipment and parts as contemplated by the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rules 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2019 exceeds the above cap (i.e. RMB500 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(2)	Purchase of fuel and transportation services

The Company’s main fuel for power generation is coal. Pursuant to the Huaneng Group Framework Agreement, the Company and its subsidiaries will purchase fuel and coal transportation services from Huaneng Group and its subsidiaries and associates at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and the transportation services shall be no less favourable than those offered by independent third parties to the Company and its subsidiaries for the same or similar type of coal supply or transportation services.

Pursuant to the provisions of the 2018 Huaneng Group Framework Agreement with respect to the purchase of fuel and transportation services in 2018 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2018 was set at RMB35.9 billion. During the period from 1 January 2018 to 30 September 2018, the aggregate transaction amount (unaudited) for purchase of fuel and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB19.318 billion. It is estimated that by the end of 2018, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2018. The substantial difference between the estimated transaction amount and the actual transaction amount was primarily due to the adjustments to the anticipated transactions made by the Company according to the actual operations of the Company and market changes; and the substantial changes in the coal market and transportation market as compared with expectation, resulting in a substantial difference between the estimated transaction amount and the actual transaction amount.

The cap of the transaction amount for purchase of fuel and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement in 2019 is estimated to be RMB48.9 billion. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement. The cap of such amount is set based on the current overall business scale and operation of the Company and the power plants of its subsidiaries, and the reasonable expectation of those power plants by the Company and its subsidiaries, and at the same time the capability in offering relatively competitive prices on bulk purchase by scale purchase of coal and transportation by Huaneng Group and its subsidiaries and associates.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of fuel and transportation services is that they can offer more favourable prices for bulk purchase of fuel and transportation services. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for purchases of fuel and transportation services, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with fuel and transportation services in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries.

The estimated transaction amount for 2019 is based on the actual status accomplished in 2018 and the increase derives primarily from Huaneng Supply Chain Flatform Technology Co., Ltd. (the “Platform Company”). The Platform company was established by Huaneng Group as an enterprise with market competitiveness to respond to market changes, and to grasp the development opportunities of the free zone (free port) constructed in Hainan, so as to leverage on the competitive edge of resource sharing, complementary advantages, and synergistic development on aspects of resources, finance, logistics, etc. to shorten the transportation chain for serving the power plants within the intragroup of Huaneng Group with competitive prices. The Company has a right in procurement selection. For the Platform Company to participate in the Company’s procurement auction, the Company shall make use of the scale procurement advantage of the Platform Company with prices no less favourable than the prices offered by independent third parties offered to the Company and its subsidiaries and at the same time to leverage on the free trade zone in Hainan, the place where the Platform Company was established, to enjoy the advantage brought about by the benefits of the Government policies to further lower the procurement costs.

The Directors are of the view that the transactions for the purchase of fuel and transportation services from Huaneng Group and its subsidiaries and associates contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the transaction scale for the purchase of fuel and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions shall be subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules and the requirement to obtain approval from the Independent Shareholders. The Company has conducted a detailed survey in respect of its short-term and long-term operational demand for coal and coal transportation services. The Company is of the view that before the convening of the extraordinary general meeting, such transactions will not (and the Company will through its internal control system ensure that such transactions will not) exceed the relevant thresholds that require Independent Shareholders’ approval under the Hong Kong Listing Rules.

(3)	Leasing of facilities, land and office spaces

For operational needs, the Company and its subsidiaries have to lease facilities, land and office spaces (mainly including power transmission and transformation assets, vessels, land and office spaces for power plants, etc.) from Huaneng Group and its subsidiaries and associates. Pursuant to the provisions of the 2018 Huaneng Group Framework Agreement with respect to the leasing of facilities, land and office spaces in 2018 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the relevant transaction amount for 2018 was set at RMB300 million. During the period from 1 January 2018 to 30 September 2018, the aggregate transaction amount (unaudited) which has already been paid by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces was approximately RMB188 million. It is estimated that by the end of 2018, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2018.

Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the leasing of facilities, land and office spaces by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates in 2019 is estimated not to exceed RMB200 million. The estimate of such cap amount is based on the existing overall business scale and operation of the power plants of the Company and its subsidiaries, the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, taking into account at the same time the benefit of favourable prices offered by Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces.

In respect of leasing of facilities, land and office spaces, the competitive advantage of Huaneng Group and its subsidiaries and its associates is their ability to offer more favourable prices for leasing of facilities, land and office spaces. Taking into consideration the ability of Huaneng Group and its subsidiaries and associate in offering more favourable prices for leasing of facilities, land and office spaces, and owing to their close relationships with the Company and its subsidiaries, Huaneng

Group and its subsidiaries and associates are able to provide the Company with the leased facilities, land and office spaces in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the leasing of facilities, land and office spaces to the Company and its subsidiaries by Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the leasing terms and prices no less favourable than those offered to the Company and its subsidiaries by independent third parties for the same or similar types of leased facilities, land and office spaces. In addition, the payment will be settled in cash, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into in future pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the leasing of facilities, land and office spaces contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2019 exceeds the above cap (i.e. RMB200 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(4)	Technical services, engineering contracting services and other services

The reciprocal technical services, engineering contracting services and other services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates mainly include the provision of maintenance services for power plants’ monitoring systems, real-time consolidation of project data, trial run of generating units, supervision of manufacture of facilities for construction works in progress and insurance services by Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries. At the same time, the Company and its subsidiaries provide operation/production related services to Huaneng Group and its subsidiaries and associates. Pursuant to the 2018 Huaneng Group Framework Agreement, the cap for the aggregate transaction amount with respect to the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates for 2018 was set at RMB2.1 billion. During the period from 1 January 2018 to 30 September 2018, the aggregate transaction amount (unaudited) for the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB524 million. It is estimated that by the end of 2018, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2018. The substantial difference between the estimated transaction amount and the actual transaction amount was primarily due to the fact that adjustments were made to the projected transactions based on the Company’s actual business scale and operation as a whole and the changes in market conditions.

Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates in 2019 is estimated not to exceed RMB2.8 billion. The estimate of such cap is based on the one hand on the existing overall business scale and operation of the power plants of the Company and its subsidiaries as well as the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, having taken into account the benefit of favourable prices for the purchase of technical services and engineering contracting services and other services offered by Huaneng Group and its subsidiaries and associates, and on the other the needs for providing and engaging in relevant business operation by Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries.

On the one hand, the competitive advantage of Huaneng Group and its subsidiaries and associates in terms of providing technical services, engineering contracting services and other services is that they can offer more favourable prices to the Company and its subsidiaries. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for technical services, engineering contracting services and other services, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with the technical services, engineering contracting services and other services in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries. In addition, some of the subsidiaries and associates of Huaneng Group focus on researching information technology and national new energy power generation technology, as well as equipment of thermal energy in power plants, therefore can provide reliable and efficient services of information technology and project contracting, and can also provide advanced and comprehensive power station-specific technical services and project contracting services, which can lower the operational costs of the Company and its subsidiaries. On the other hand, the Company is of the view that the provision of relevant production and operation services to Huaneng Group and its subsidiaries and associates can bring operational benefits to the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by independent third parties for the same or similar types of technical services, engineering contracting services and other services. In addition, the payment of consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of technical services, engineering contracting services and other services as contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2019 exceeds the above cap (i.e. RMB2.8 billion), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(5)	Provision of entrusted sale services to Huaneng Group and its subsidiaries and associates

The provision of entrusted sale services by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates involves mainly the use of power generation quota of the Company and its subsidiaries for substituted power generation by Huaneng Group and its subsidiaries and associates. The 2018 Huaneng Group Framework Agreement did not include this type of transaction where during the period from 1 January 2018 to 30 September 2018, the Company and its subsidiaries have not entered into this type of transaction with Huaneng Group and its subsidiaries and associates. Pursuant to the Huaneng Group Framework Agreement, the transaction amount for the provision of entrusted sale services by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates is estimated to be RMB500 million. Such cap is set on the basis of the current overall business scale and operation of the transaction parties, estimation of the on-grid tariff and substituted tariff, and reasonable expectation of the Company and its subsidiaries as to the development of the transaction parties. In order to implement the State’s energy saving and emission reduction strategies, to save the production cost and to boost efficiency, the Company and its subsidiaries have entered into substituted power generation transactions with power plants in the places where the Company and its subsidiaries are located (including with connected persons and non-connected persons). The advantage of Huaneng Group and its subsidiaries and associates is that they maintain a good relationship with the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the provision of the entrusted sale services by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by independent third parties for the same or similar types of services. In addition, the payment of consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the provision of the entrusted sale services as contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2019 exceeds the above cap (i.e. RMB500 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(6)	Provision of entrusted sale services from Huaneng Group and its subsidiaries and associates

The provision of entrusted sale services from Huaneng Group and its subsidiaries and associates by the Company and its subsidiaries involves mainly the use of power generation quota of Huaneng Group and its subsidiaries and associates for substituted power generation by the Company and its subsidiaries. Where the Company and its subsidiaries generate electricity under the quota of and in substitution for Huaneng Group and its subsidiaries and associates, payments under such transactions will be settled in two ways: (1) upon power generation, the Company and its subsidiaries shall settle the payment with the power grid company before paying the difference to Huaneng Group and its subsidiaries and associates; and (2) upon power generation, Huaneng Group and its subsidiaries and associates shall settle the payment with the power grid company before paying substituted power generation costs and other relevant expenses to the Company and its subsidiaries. Pursuant to the 2018 Huaneng Group Framework Agreement with respect to the provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries, the cap of the aggregate transaction amount for 2018 was set at RMB 900 million. During the period from 1 January 2018 to 30 September 2018, the aggregate transaction amount for the provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries was RMB0. It is estimated that by end of 2018, the aggregate of the actual transaction amount will not exceed the anticipated transaction amount in 2018. The reason for the substantial difference between the estimated transaction amount and the actual transaction amount was due to the adjustments made by the Company based on the actual overall business scale and operation status and the changes in market.

Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to such entrusted sale services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates for 2019 is estimated to be RMB600 million. Such cap is set on the basis of the current overall business and operation scale of the transaction parties, estimation of the on-grid tariff and substitution tariff, and reasonable expectation of the Company and its subsidiaries as to the development of the transaction parties.

In order to increase electricity output and boost efficiency, the Company and its subsidiaries have entered into substituted power generation transactions with power plants already closed or still in operation in the places where they are located (including connected persons and non- connected persons). The advantage of Huaneng Group and its subsidiaries and associates in the provision of substituted power generation is that they charge higher tariffs so that the Company and its subsidiaries can produce a higher marginal contribution. Besides, Huaneng Group and its subsidiaries and associates maintain good relationship with the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and prices with respect to the provision of aforesaid entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries are negotiated at arm’s length terms, taking into account the then prevailing market conditions, but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by an independent third party for the same or similar type of services.

The Board (including the independent non-executive Directors) is of the view that the transactions for provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2019 exceeds the above cap (i.e. RMB600 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(7)	Sale of products

To be more cost-efficient in management, the Company’s subsidiary(ies) will sell products (mainly coal) to Huaneng Group and its subsidiaries and associates. The prices and charges of coal will be calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and other related products shall be no less favourable than those offered by independent third parties to the Company for the same or similar type of coal supply and other related products. Pursuant to the 2018 Huaneng Group Framework Agreement, the cap of the aggregate transaction amount with respect to the sale of products by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates for 2018 was set at RMB3.6 billion. During the period from 1 January 2018 to 30 September 2018, the aggregate transaction amount (unaudited) for the sale of products by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates was RMB0. It is estimated that by the end of 2018, the actual aggregate transaction amount will not exceed the anticipated transaction amount for 2018. The substantial difference between the estimated transaction amount and the actual transaction amount was primarily due to the adjustment to transactions according to the changes in coal demand by certain power plants of Huaneng Group and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the sale of products between the Company and Huaneng Group and its subsidiaries and associates for 2019 is estimated to be RMB600 million. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms to be agreed by the relevant parties pursuant to the Huaneng Group Framework Agreement. Such estimate of cap amount is based on the demand of coal and relevant products of the power plants of Huaneng Group and its subsidiaries in 2019 and more favorable pricing by way of bulk purchase. In order to leverage the advantage of scale procurement, the Company may increase the purchase volume of coal and re-sell excess portion to the power plants of Huaneng Group and its subsidiaries.

The Board is of the view that the transactions for sale of products to Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2019 exceeds the above cap (i.e. RMB600 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(8)	Purchase of electricity

The electricity purchase by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates is mainly attributable to the demand for participation in the electricity market transactions by local government(s) and electricity trading centres organised in their respective regions. Pursuant to the provisions of the 2018 Huaneng Group Framework Agreement with respect to the purchase of electricity by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2018 was set at RMB900 million. During the period from 1 January 2018 to 30 September 2018, the transaction amount (unaudited) in respect of the purchase of electricity by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was RMB0. The substantial difference between the estimated transaction amount and the actual transaction amount was primarily due to the adjustments made by the Company based on the actual overall business scale and operation status and the changes in market.

For 2019, the transaction amount with respect to purchase of electricity by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates is estimated to be RMB300 million. Such cap is estimated on the basis of the operation targets of electricity sales companies of the Company to be achieved, the principle of maximising the interests of the Company, and in accordance with the rules of market exchange promulgated by the government, and the electricity sales companies of the Company purchase electricity from power plants of connected persons or sales companies.

Pursuant to the current transaction settlement method, the Company and its subsidiaries purchase electricity from power plants of connected persons (including Huaneng Group and its subsidiaries and associates) or electricity sales companies and settle through the grid enterprises in accordance with the contractual agreements between the parties to the transaction. There is no actual settlement relationship between the Company and its connected persons (including Huaneng Group and its subsidiaries and associates), and the transaction amount is determined according to the contractual terms of both parties to the transaction.

The Board (including the independent non-executive Directors) is of the view that the transactions for purchase of electricity from Huaneng Group and its subsidiaries and associates by the Company and subsidiaries pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2019 exceeds the above cap (i.e. RMB300 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(9)	Sale of electricity

The electricity sale by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates is mainly attributable to the demand for participation in the electricity market transactions by local government(s) and electricity trading centres organised in their respective regions. Pursuant to the provisions of the 2018 Huaneng Group Framework Agreement with respect to the sale of electricity by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2018 was set at RMB100 million. During the period from 1 January 2018 to 30 September 2018, the transaction amount in respect of the sale of electricity by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates was approximately RMB2 million. The substantial difference between the estimated transaction amount and the actual transaction amount was primarily due to the adjustments made by the Company based on the actual overall business scale and operation status and the changes in market.

For 2019, the transaction amount with respect to sale of electricity by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates is estimated to be RMB900 million. Such cap is estimated on the basis of the operation targets of power plants and electricity sales companies of the Company to be achieved and the principle of maximising the Company’s interests, according to the trading rules promulgated by the government, sale of electricity to power-consuming enterprises or electricity sales companies of connected persons by power plants or electricity sales companies of the Company.

Pursuant to the current transaction settlement method, the Company and its subsidiaries sell electricity to users of connected persons (including Huaneng Group and its subsidiaries and associates) or electricity sales companies, and settle through the grid enterprises in accordance with the contractual agreement between the parties to the transaction. There is no actual settlement relationship between the Company and its connected persons (including Huaneng Group and its subsidiaries and associates), and the transaction amount is determined according to the contractual terms of both parties to the transaction.

The Board (including the independent non-executive Directors) is of the view that the transactions for sale of electricity to Huaneng Group and its subsidiaries and associates by the Company and subsidiaries pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2019 exceeds the above cap (i.e. RMB900 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(10)	Sale of heat

The heat to be sold by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates mainly includes the sale of thermal products like industrial steam and hot water generated by the power plants and heat generating entities of the subsidiary sales companies. The 2018 Huaneng Group Framework Agreement did not include this type of transaction where during the period from 1 January 2018 to 30 September 2018, the Company and its subsidiaries have not entered into this type of transaction with Huaneng Group and its subsidiaries and associates.

Pursuant to the Huaneng Group Framework Agreement, the transaction amount for the sale of heat by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates is estimated to be RMB100 million. Such cap is set on the basis of the operation targets of the power plants and heat generating entities of the subsidiaries of the Company, and on principle of maximizing the profit of the Company.

The Board (including the independent non-executive Directors) is of the view that the transactions for sale of heat by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2019 exceeds the above cap (i.e. RMB100 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(11)	Trust loans and entrusted loans

The Huaneng Group Framework Agreement has also included (i) borrowing of trust loans by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates; and (ii) the provision of entrusted loans from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries. The cap of the transaction amount (i.e. interest arising from borrowing of the relevant trust loans) of the trust loans borrowed for 2019 is expected to be RMB200 million and the transaction amount (i.e. amount of the entrusted loans) of the entrusted loans received for 2019 is expected to be RMB5 billion (maximum daily balance of the loan).

Given that the trust loans and entrusted loans are obtained by the Company and its subsidiaries from or through Huaneng Group and its subsidiaries and associates on normal commercial terms which are comparable to or more favourable than those available from independent third parties for similar services in the PRC and that no security is granted over the assets of the Company and its subsidiaries in respect of such services, the trust loans and entrusted loans contemplated under the Huaneng Group Framework Agreement are exempted from all the reporting, announcement and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 (which relates to financial assistance) of the Hong Kong Listing Rules. The Company therefore only makes disclosure in light of the Company’s announcement disclosed on the Shanghai Stock Exchange.

Board’s Confirmation

The Board of the Company has considered and approved the Huaneng Group Framework Agreement and the transactions and estimates of relevant amounts of the transactions under each of such agreements. Pursuant to the Shanghai Listing Rules and Rule 14A.68(8) of the Hong Kong Listing Rules, Messrs. Cao Peixi, Huang Jian and Wang Yongxiang, all being directors of the Board of the Company being regarded as having a material interest in the continuing connected transactions given their management positions in Huaneng Group or its associates, abstained from voting on the board resolutions relating to the execution of such agreements. The resolution was voted by directors who are not connected to the transactions.

YANGQUAN COAL FRAMEWORK AGREEMENT

Taking into consideration the advantage of Yangquan Coal and its subsidiaries and associates to offer more favorable price to the Company for bulk purchase of coal fuel and transportation services, and as approved by the Board, the Company entered into the Yangquan Coal Framework Agreement with Yangquan Coal on 11 December 2018 for an effective period from 1 January 2019 to 31 December 2019. Pursuant to the Yangquan Coal Framework Agreement, the Company and its subsidiaries will purchase coal and transportation services from Yangquan Coal and its subsidiaries and associates. During the period from 1 January 2018 to 30 September 2018, the aggregate transaction amount for the purchase of coal fuel and transportation services by the Company and its subsidiaries from Yangquan Coal and its subsidiaries and associates was approximately RMB40 million.

The cap of the transaction amount for purchase of coal fuel and transportation services by the Company and its subsidiaries from Yangquan Coal and its subsidiaries and associates pursuant to the Yangquan Coal Framework Agreement in 2019 is estimated to be RMB1.2 billion. Such cap is set on the basis of the current overall business scale and operation of the power plants of the Company and its subsidiaries, a reasonable expectation of the Company and its subsidiaries as to the development of the relevant power plants, as well as the ability of Yangquan Coal and its subsidiaries and associates to offer more favorable price to the Company for bulk purchase of coal and transportation services.

Pursuant to the Yangquan Coal Framework Agreement, the relevant price of for purchase of coal fuel and transportation services are agreed and confirmed by both parties and negotiated at arm’s length terms, taking into account the then prevailing market conditions; but when an actual transaction is made, in any event the terms offered by Yangquan Coal including its subsidiaries and associates to the Company and its subsidiaries shall be no less favourable than those offered to the Company and its subsidiaries by an independent third party for purchase of coal fuel and transportation services.

The Company and its subsidiaries will sign necessary written agreements on specific transactions with Yangquan Coal and its subsidiaries and associates within the range set by the Yangquan Coal Framework Agreement according to actual conditions, and pay the relevant price for purchase of coal fuel and transportation services based on the agreed method set forth in the relevant agreements.

The Board of the Company has considered and approved the Yangquan Coal Framework Agreement and the transactions and estimates of relevant caps of the transactions under such agreement. The Board (including the independent non-executive Directors) is of the view that the transactions for purchase of electricity from Yangquan Coal and its subsidiaries and associates by the Company and subsidiaries pursuant to the Yangquan Coal Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the transaction in issue calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 1% but lower than 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.55 to 14A.59 of the Hong Kong Listing Rules and are exempt from the Independent Shareholders’ approval requirement.

FAIRNESS OF THE CONTINUING CONNECTED TRANSACTIONS UNDER THE HUANENG GROUP FRAMEWORK AGREEMENT AND THE YANGQUAN COAL FRAMEWORK AGREEMENT AND THEIR IMPACTS ON THE INDEPENDENCY OF THE COMPANY

The Huaneng Group Framework Agreement and the Yangquan Coal Framework Agreement are signed on normal commercial terms which are fair and reasonable, with the prices/fees/interests agreed and confirmed by both parties by negotiating and concluding with arm’s length terms, taking into account the then prevailing market conditions, and the terms of the relevant agreement and the transactions under such agreement offered to the Company and its subsidiaries by Huaneng Group and Yangquan Coal and their subsidiaries and associates are no less favourable than those available from independent third parties. The Company and its subsidiaries will sign necessary written agreements on specific transactions with Huaneng Group and Yangquan Coal and their subsidiaries and associates within the range set by the above-stated Framework Agreement according to actual conditions, and pay and/or charge the relevant prices/fees/interests based on the agreed method set forth in the relevant agreements.

The Company will, through the Huaneng Group Framework Agreement and the Yangquan Coal Framework Agreement and a series of management arrangements in accordance with the regulatory requirements, maintain its independency in decision-making, the fairness of the prices of the transactions as well as the flexibility of the Company in connected transactions so as to alleviate the independence on its controlling shareholder. Such arrangements shall include without limitation the Company’s right to make independent decisions as to the price and quantity of purchase and to access and obtain market information through various means so that the terms obtained by the Company from Huaneng Group will be no less favorable than those available from independent third parties.

Based on the above, the Company is of the opinion that the Huaneng Group Framework Agreement and the Yangquan Coal Framework Agreement and the continuing connected transactions thereunder are in the interests of the Company and the shareholders as a whole. Meanwhile, the Company has a complete business system and the ability to operate independently facing the market, therefore the above-stated framework agreements and the continuing connected transactions contemplated thereunder do not affect the independency of the Company.

MEASURES TO SAFEGUARD THE INTEREST OF THE INDEPENDENT SHAREHOLDERS

Directors and senior management of the Company will monitor closely and review regularly each continuing connected transaction of the Company, and will adopt a series of risk management arrangements, and endeavour to maintain, in relation to each continuing connected transaction, the independence of the Company; the fairness of the price of the transaction; the fairness of the terms of the transaction; and the right of choice of the Company to conduct transactions with independent third parties other than Huaneng Group and Yangquan Coal and each of their subsidiaries and associates. The relevant arrangements include:

•	the continuing connected transactions contemplated under the Huaneng Group Framework Agreement and the Yangquan Coal Framework Agreement are conducted on a non-exclusive basis;

•
for transactions relating to the purchase of ancillary equipment and parts, the Company has a choice in selecting the procurement. In participating the Company’s procurement auction, the Company will ensure that the prices will be no less favourable than the procurement prices offered to the Company and its subsidiaries. To better understand the market trend, and to compare prices and bid prices during the auction process, the Company will conduct such transactions according to the Company’s procurement policy, which mainly stipulates that the Company will, from time to time, obtain quotations from reputable suppliers (including Huaneng Group and its subsidiaries and associates) and/or invite tenders from multiple suppliers and/or in certain circumstances make price enquiries. According to the Company’s procurement policy, in addition to the offer of same or more favourable terms by the counterparty in a transaction, the Company will also consider other factors, including the corporate background of the counterparty; its reputation and reliability; its ability to conduct the transaction in accordance with the terms of the contract; and its understanding of the Company’s needs, in order to maximising the Company’s interest in the transaction and at the same time reduce the Company’s time and costs of transaction;

•
for transactions in relation to the purchase of fuel and coal transportation services, the Company has established a dedicated mechanism for information exchange and weekly and monthly information analysis, which mainly consists of: (i) collection of price information, such as pithead prices, listed prices at major coal production localities, inland coal transaction price indices, aximi price indices, domestic futures indices, global coal prices, and price indices of imported coal; and in addition, information relating to the storage at harbours, the production, transportation and sale of coal, and price indices of freights is also collected as an aid in analysing the trend of the market price. The major information collection channels of the Company include: China Coal Market website 中國煤炭市場網 (http://www.cctd.com.cn), China Coal Resources website 中國煤炭資源網 (http://www.sxcoal.com), Qinhuangdao Coal website 秦皇島煤炭網 (http://www.cqcoal.com), Qinhuangdao Shipping website 秦皇島海運網 (http://www.osc.org.cn), etc.; (ii) the Company has also established the Qinhuangdao distribution centre, which is charged with the monitoring of the daily, weekly and monthly prices of coal based on aximi and water transportation and related developments; (iii) the Company’s branch companies and power plants are charged with collecting information on the market and pithead prices of their own location. In terms of pricing, the

Company will issue weekly the guidance procurement price of coal for coastal power plants (based on the market information collected and generally lower than the then prevailing market price), the Company’s suppliers (including Huaneng Group and its subsidiaries and associates) will be invited to provide coal quotations within the range of the guidance procurement price. The Company will independently choose and purchase from the best offer according to the market conditions relied upon in developing the Company’s procurement strategies. The Company believes that such purchaser-oriented pricing process will lead to an open and transparent market mechanism for competition on prices;

•
for transactions in relation to the purchase of fuel and coal transportation services, the “market conditions” relied upon in developing the Company’s procurement strategies can principally be summarised in the following manner: (i) changes in the prices of coal; (ii) aspects on coal transportation, including status on ship transportation at port (e.g. in circumstances where the northern ports such as Qinhuangdao are stranded seriously, the Company will arrange certain coal to be imported), the status on railway transportation (e.g. substantial overhaul of Datong Qinhuangdao railway), the status on road transportation (e.g. where the northern regions are affected by seasonal rain/snow); (iii) production condition (e.g. where major cooperation partners for coal supply or regional coal enterprises experience any safety incidents which may lead to a suspension in coal production or safety checks and hence the coal mine safety inspections may affect domestic coal production or supply of coal regionally, or where the import of coal from coal production areas like Indonesia, Australia, Colombia, South Africa, etc. are affected by incidents of natural disasters, storm, typhoon, strike, etc.); (iv) status on level of inventory (including changes in the inventory at major ports and where power enterprises and coal companies run low in stock; and (v) status on changes in policy. The State has promulgated a number of environmental protection policies and coal industry policies which may have an impact on the volume of coal consumption, the types and quality of coal required by power enterprises. The Company will timely follow and collect latest information on market condition for assessing and formulating the Company’s procurement strategies;

•
for transactions in relation to leasing of power transmission and transformation assets, the lease by the Company and its subsidiaries of such facilities from Huaneng Group and its subsidiaries and associates is based on arm’s length terms. The leasing fee payable is principally to offset the outlay of the supplier’s costs, interest payment, operational expenses in maintenance, etc. Such leasing fee has been adopted for use since 2004 and has not been adjusted on account of inflation or other factors during such period. For transactions in relation to the leasing of land and office spaces, the Company will have regard to the then prevailing market rent for similar types of properties in the nearby locations (which is publicly available information), and/or consult reputable local real estate agents for benchmarks of assessment. Such transactions will be reviewed by the Company’s legal department in the legal aspects and approved by the contract management department;

•
for transactions in relation to provision of technical services, engineering contracting services and other services, the Company will conduct such transactions according to the relevant procurement management rules, and will from time to time obtain quotations from suppliers of scale (including Huaneng Group and its subsidiaries and associates), and/or invite tenders from multiple suppliers and/or in certain circumstances make price enquiries in conducting such procurements. According to the Company’s procurement policy, in addition to the offer of same or more favourable terms by the counterparty in a transaction, the Company will also consider other factors, including the Company’s specific requirements in a transaction, the comparable advantages of the technological expertise of counterparties and the ability of counterparties to perform the contract and to provide follow-up services consequential to completion of a transaction, in order to maximise the Company’s interest;

•
for transactions in relation to the provision of entrusted sale services to Huaneng Group and its subsidiaries and associates, and the provision of entrusted sale services from Huaneng Group and its subsidiaries and associates, it is formulated in tandem with the State’s electricity system reform policies and clean energy adoption measures. Through the centralised coordination, the Company will conduct the transactions in accordance with the implementation rules governing substituted power generation in the area(s) where such power plant(s) is/are located, having taken into account the status regarding the operation of the Company’s generating units and the actual changes in the market;

•
for transactions in relation to sale of products, in principle, the fuel company (which is 100% owned by the Company) will only sell coal to the Company’s power plants. The Company will strictly control the conduct of coal sale transactions between the fuel company and related power plants. In circumstances where there is a severe shortage in the level of inventory in the power plants, the Company will, on condition that the Company’s own power plants are preserved with sufficient coal supply, sell part of the excess coal, as a temporary measure, to related power plants at prices according to the changes in market conditions. The Company will, through the information collection channels mentioned in transaction regarding purchase of fuel and coal transportation services above, with reference to the then market conditions and in conjunction with the costs for coal purchase by the fuel company, determine the then selling prices, so as to recoup the costs and to have a small profit;

•
purchase of electricity transactions will be conducted in accordance with the rules of market exchange promulgated by the government and based on the operation targets of power plants and electricity sales companies of the Company to be achieved and the principle of maximising the interests of the Company, and if the electricity sales companies of the Company purchase electricity from power plants or electricity sales companies of connected persons, the transaction pricing for purchase of electricity from connected persons will be similar to the average price level of similar transactions in the market;

•	the sale of electricity transactions will be conducted in accordance with the rules of market exchange promulgated by the government and based on the operation targets of power plants and electricity sales companies of the Company to be achieved and the principle of maximising the interests of the Company, and if the power plants or electricity sales companies of the Company sell electricity to power-consuming enterprises or electricity sales companies of connected persons, the transaction pricing for sale of electricity to connected persons will be similar to the average price level of similar transactions in the market;

•
the sale of heat transactions will be conducted in strict compliance with the management regulations of the Company and the internal control requirements. Meanwhile, the Company will closely monitor the changes in demand and supply in the heat market, and timely follow and collect latest information on market condition as a guidance for the Company to analyze the demand and supply in the heat market. Adjustment will then be made in a timely manner according to the operating scale of the Company and actual conditions, so as to ensure the interests of the Company being maximised;

•
the contract management department will strictly review contracts, the contract enforcement department will timely monitor the amount of connected transactions, and the relevant functional departments will supervise the compliance monitoring in production and operation. In addition to the annual review of the performance of specific contracts by the independent non-executive Directors and the Company’s auditors, the Company’s supervisors will also monitor the working arrangements involved in the Company’s continuing connected transactions, and review whether the Company’s transactions are fair and conducted at reasonable transaction prices.

EXTRAORDINARY GENERAL MEETING

Under the Hong Kong Listing Rules, the conduct of purchase of fuel and transportation services (including the proposed caps) by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement require Independent Shareholders’ approval. However, pursuant to the Shanghai Listing Rules, the conduct of all transactions with Huaneng Group (together with its subsidiaries and associates, all being treated as concerted related parties of the Company under the Shanghai Listing Rules) as set out in this announcement shall be approved by the Independent Shareholders of the Company. The Company proposes to convene an extraordinary general meeting in January 2019 to seek approval from Independent Shareholders on (among others) the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement. Huaneng Group and its associates (holding an aggregate of 7,167,926,520 ordinary shares in the Company, representing approximately 45.66% of the total issued shares of the Company as at the date of this announcement) will abstain from voting on the resolutions, among others, with respect to the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement at such extraordinary general meeting, at which the proposed resolutions will be passed by way of ordinary resolutions and voting will be taken by way of poll in accordance with the requirements of the Hong Kong Listing Rules.

To comply with the requirements of the Hong Kong Listing Rules, the Independent Board Committee of the Company will advise the Independent Shareholders in connection with the transactions regarding purchase of fuel and transportation services (including the proposed caps) contemplated under the Huaneng Group Framework Agreement, and will appoint the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders regarding the purchase of fuel and transportation services (including the proposed caps) contemplated under the Huaneng Group Framework Agreement.

According to the requirements of Rules 14A.46(1) and 19A.39A of the Hong Kong Listing Rules and the PRC Company Law, the Company shall despatch a circular containing, inter alia, further details of the continuing connected transactions for the purchase of fuel and transportation services (including the proposed caps) contemplated under the Huaneng Group Framework Agreement, a letter from the Independent Board Committee and opinion of the Independent Financial Advisor to the shareholders as soon as possible but in any event not later than 15 January 2019.

Under the Hong Kong Listing Rules, the Independent Financial Adviser is required to opine only on the continuing connected transactions relating to the purchase of fuel and transportation services (including the proposed caps) contemplated under the Huaneng Group Framework Agreement, in which case, the Independent Financial Adviser will not provide opinions on the other transactions contemplated under the Huaneng Group Framework Agreement (collectively, the “Other Transactions”). Notwithstanding such arrangement, the Company still plans to include details of the Other Transactions in the circular to be issued so that shareholders of the Company will have a full picture of all transactions as contemplated under the Huaneng Group Framework Agreement. The Company believes that on such basis, the Independent Shareholders will be provided with sufficient information so as to make an informed decision in the voting of the relevant proposed resolutions.

DEFINITIONS

“associates”	has the meaning ascribed to it in the Hong Kong Listing Rules

“Board”	the board of Directors of the Company

“Company”	Huaneng Power International, Inc.

“connected person(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules

“Directors”	the directors of the Company

“HIPDC”	Huaneng International Power Development Corporation

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Huaneng Finance”	China Huaneng Finance Corporation Limited

“Huaneng Group”	China Huaneng Group Co., Ltd.

“Huaneng Group Framework Agreement”
the framework agreement on the continuing connected transactions for 2018 between Huaneng Power International, Inc. and China Huaneng Group Co., Ltd. entered into between the Company and Huaneng Group on 11 December 2018

“Hua Neng HK”	China Hua Neng Group Hong Kong Limited

“Independent Board Committee”
a committee of the Board established for the purpose of considering the transaction regarding the purchase of fuel and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement comprising independent non-executive Directors who are independent of these transactions

“Independent Financial Adviser”, “Gram Capital”
Gram Capital Limited, a licensed corporation to carry on Type 6 (advising on corporate finance) regulated activity as defined under the Securities and Futures Ordinance (Cap.571 of the laws of Hong Kong), an independent financial adviser appointed to advise the Independent Board Committee and the Independent Shareholders on the transaction regarding the purchase of fuel and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement

“Independent Shareholders”	shareholders of the Company other than Huaneng Group and its associates

“PRC”	The People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiaries”	has the meaning ascribed to it in the Hong Kong Listing Rules

“Yangquan Coal”	Yangquan Coal Industry (Group) Co. Ltd.

“Yangquan Coal Framework Agreement”	the framework agreement on the continuing connected transactions for 2019 entered into between Huaneng Power International, Inc. and Yangquan Coal Industry (Group) Co. Ltd. on 11 December 2018

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
12 December 2018

Announcement 4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

ANNOUNCEMENT ON CHANGE OF PART OF THE FUNDS RAISED IN CERTAIN INVESTMENT PROJECTS AND THEIR IMPLEMENTATION

Reference is made to the circular dated 27 April 2017 (the “Circular”) issued by Huaneng Power International, Inc. (the “Company”) relating to the non-public issuance of A share. The matter in question was approved by the shareholders of the Company at the extra ordinary general meeting on 16 May 2017 where the authorization was extended by approval of shareholders at the general meeting 3 May 2018. Unless otherwise defined herein, terms in this announcement shall have the same meaning as defined in the Circular.

As approved by the China Securities Regulatory Commission with the “Approval on the Non-public Issuance of Shares by Huaneng Power International, Inc.” (Zheng Jian Xu Ke No.[2018] 696), the Company issued to seven target subscribers 497,709,919 RMB ordinary shares (A shares) by way of non-public issuance on 15 October 2018. The total proceeds raised from such non-public issuance of A Shares were RMB3,259,999,969.45, with the net proceeds amounting to RMB3,245,329,969.59 after deducting the underwriting fees and commissions. Details of which were set out in the Company’s announcement dated 17 October 2018.

INVESTMENT PROJECTS WITH THE PROCEEDS OF THE COMPANY’S NON-PUBLIC ISSUANCE OF A SHARES

Pursuant to the Plan for Non-public Issuance of A Shares of Huaneng Power International, Inc. (Amended Version), the Investment Projects with the Proceeds of the Company’s Non-public issuance of A Shares are set out below:

S/N	Project name	Total investment in the Project	Proceeds proposed to be invested in the Project
		(RMB0’000)	(RMB0’000)

1	Xiegang Gas Turbine Project in Guangdong (800MW)	360,000.00	72,000.00
2	Dafeng Offshore Wind Power Project in Jiangsu (300MW)	564,815.00	248,227.23
3	Mianchi Phoenix Mountain Wind Power Project in Henan (100MW)	85,381.85	17,076.37
4	Longchi Wind Power Project in Anhui (100MW)	85,622.00	17,124.40
5	Yangpu Thermal Power Project in Hainan (700MW)	401,300.00	72,234.00
6	Ruijin Coal-fired Power Project Phase II in Jiangxi (2000MW)	719,000.00	73,338.00

Total		2,216,118.85	500,000.00

Since 27 March 2017, the Board of Directors announced the non-public offering plan until 30 September 2018. The Company invested in the Guangdong Xiegang Gas Turbine Project (800MW), Jiangsu Dafeng Offshore Wind Power Project (300MW), Henan Dianchi Fenghuangshan Wind Power Project (100MW) and Anhui Longchi Wind Power Project (100MW) in the form of self-raised funds. The capital invested into the four projects amounted to RMB597 million. The Company held the 16th Meeting of the Ninth Session of the Board of Directors on 11 December 2018, and reviewed and approved the “Proposal on Using the Raised Funds to Replace the Self-raised Funds of the Pre- investment Project” and agreed to use the raised funds of RMB 570 million. It has invested in the self-raised funds of Guangdong Xiegang Gas Turbine Project (800MW), Jiangsu Dafeng Offshore Wind Power Project (300MW), Henan Dianchi Phoenix Mountain Wind Power Project (100MW) and Anhui Longchi Wind Power Project (100MW).

PROPOSED CHANGE IN THE FUNDRAISING INVESTMENT PROJECTS

As the actual amount of proceeds from such non-public issuance was less than the proposed amount of proceeds to be applied, the Company proposes to adjust the final specific investment projects, order of priority and the specific investment amounts of each project based on the priority of projects, in line with the principles of satisfying the requirements for use of raised proceeds and reducing the risks associated with the implementation of proceeds-funded projects. In light of progress of projects, adjustments will be made to the raised fund to be injected in Yangpu Thermal Power Project in Hainan (700MW) and Ruijin Coal-fired Project Phase II in Jiangxi (2000MW), and the capital ratio of the capital fund to be injected in the projects shall be adjusted to 30% or more according to the requirements of lowering the leverage ratio and strengthening constraint of asset-liability ratio by the State-owned Assets Supervision and Administration Commission. Details of adjustments are set out as follows:

S/N	Project Name	Original investment amount of proceeds	Proposed investment amount of proceeds after adjustment	Proportion in the total proceeds
		(RMB0’000)	(RMB0’000)

1	Xiegang Gas Turbine Project in Guangdong (800MW)	72,000.00	104,000.00	32.05%
2	Dafeng Offshore Wind Power Project in Jiangsu (300MW)	248,227.23	174,231.84	53.69%
3	Mianchi Phoenix Mountain Wind Power Project in Henan (100MW)	17,076.37	24,614.56	7.58%
4	Longchi Wind Power Project in Anhui (100MW)	17,124.40	21,686.60	6.68%
5	Yangpu Thermal Power Project in Hainan (700MW)	72,234.00	N/A	N/A
6	Ruijin Coal-fired Project Phase II in Jiangxi (2000MW)	73,338.00	N/A	N/A

Total		500,000.00	324,533.00	100%

Note: Numbers in percentage may not add up to a total figure due to rounding.

REASONS FOR THE CHANGE

1.
In order to implement the “Guiding Opinions on Strengthening the Asset and Liability Constraints of State-Owned Enterprises” of the Central Committee of the Communist Party of China and the State Council, and controlling the asset-liability ratio, the Company’s capital projects in the newly constructed power projects shall not be less than 30% in principle.

(1)	Guangdong Xiegang Gas Turbine Project (800MW)

The Company plans to adjust the capital ratio of Guangdong Xiegang Gas Turbine Project (800MW) to 30%, and the total capital invested will be RMB 1,080 million. In addition to the upfront investment, it is planned to continue to invest RMB1,040 million in raised funds.

(2)	Jiangsu Dafeng Offshore Wind Power Project (300MW)

The Company plans to adjust the capital ratio of Jiangsu Dafeng Offshore Wind Power Project (300MW) to 33.00%, and the total capital invested is RMB1,863,889,500. In addition to the previous investment, it is planned to continue to invest RMB1,742,318,400.

(3)	Henan Dianchi Phoenix Mountain Wind Power Project (100MW)

The Company plans to adjust the capital ratio of Henan Dianchi Fenghuangshan Wind Power Project (100MW) to 30%, and the total capital invested is RMB256,146,600. In addition to the previous investment, it is planned to continue to invest RMB246,146,600 in raised funds.

(4)	Anhui Longchi Wind Power Project (100MW)

The Company plans to adjust the capital ratio of Anhui Longchi Wind Power Project (100MW) to 30%, and the total capital invested is RMB256,866,000. In addition to the previous investment, it is planned to continue to invest RMB216,866,000 with raised funds.

2.	According to the total amount of funds raised, to consider the progress of the project and reduce the raised funds in investment projects

(1)	Hainan Yangpu Thermal Power Project (700MW)

In order to implement the requirements of the National Air Pollution Prevention and Control Plan and other environmental protection policies and targets, reduce the total coal consumption, and improve and accelerate the alternative utilization of clean energy, Hainan Yangpu Thermal Power Project (700MW) plans to carry out design changes from coal-fired power plant to a gas turbine power plant. The Company does not plan to invest funds into Hainan Yangpu Thermal Power Project (700MW). After the adjustment plan is finalised, the Company will subsequently use its own funds or project loans for development and construction.

(2)	Jiangxi Ruijin Phase II Thermal Power Project (2000MW)

Huaneng Ruifa Powerc Co., Ltd., the main body of implementation of Jiangxi Ruijin Phase II Thermal Power Project (2000MW), intends to introduce other shareholders. The ultimate shareholding ratio of the parties has not yet been finalized. The implementation of the main shareholding structure may change. The Company plans to stop investing funds in Jiangxi. Ruijin Phase II Thermal Power Project (2000MW), after the other shareholders’ funding plan is determined, the Company will subsequently use its own funds or project loans for development and construction.

SHAREHOLDERS’ APPROVAL

The aforesaid matter was approved by the board of directors of the Company on 11 December 2018 and will be submitted to the EGM as ordinary resolution for consideration and approval by the Shareholders. The Company will issue a circular in which the details of the matter will be contained.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
12 December 2018

Announcement 5

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

ANNOUNCEMENT REGARDING THE APPOINTMENT OF
AUDITORS FOR 2019 AND ELECTION OF
A DIRECTOR OF THE COMPANY

Huaneng Power International, Inc. (the “Company”) convened the Sixteenth Meeting of the Ninth Session of the Board of Directors (the “Board of Directors”) on 11 December 2018 and passed (among other things) the resolution regarding the Proposal on the Appointment of Auditors for 2019 and the Proposal on the Election of a Director of the Company. Set out below the relevant matters:

PROPOSAL ON THE APPOINTMENT OF AUDITORS FOR 2019

As a listed company whose shares are listed in three places being the United States, Hong Kong and Shanghai and pursuant to the relevant regulations of the securities supervisory institutions of its listing place, the Company has to appoint accounting firm with recognised qualification and independency to conduct audit and issue auditors’ reports for the Company. Pursuant to results of an auction held publicly, the Company proposes to appoint Ernst & Young Hua Ming Accounting Firm as the Company’s domestic and U.S. 20F Annual Report auditor for 2019, and to appoint Ernst & Young Certified Public Accountants (Special General Partnership) as the Hong Kong auditors of the Company for 2019. Subject to obtaining approval from shareholders at general meeting, the proposed total remuneration for appointing Ernst & Young Hua Ming Accounting Firm as the Company’s domestic auditors and the auditors for annual report in Form 20-F of the Company for the year 2019, and for appointing Ernst & Young Certified Public Accountants (Special General Partnership) as the Hong Kong auditors of the Company for the year 2019 is RMB26,500,000 (of which, the annual fee for auditing the financial statements is proposed to be RMB22,520,000 and the annual fee for the internal audit is proposed to be RMB3,980,000.

The audit committee under the Board of Directors of the Company has conducted sufficient review and discussion regarding the Proposal on the Appointment of Auditors for 2019, and agreed to the proposal. The independent non-executive directors of the Company are of the view that the relevant qualifications of Ernst & Young Hua Ming Accounting Firm and Ernst & Young Certified Public Accountants (Special General Partnership) can met sufficiently the domestic and international requirements for the financial auditing and internal auditing works, and can conduct the review of the Company’s financial and internal control status independently, objectively and impartially. The decision on appointment of the accounting firm by the Company complies with the stipulation of the relevant laws and regulations and the Company’s articles, and there does not exist any situation that may prejudice the interests of the Company and its minority shareholders. The Proposal on the Appointment of Auditors for 2019 was passed by the Sixteenth Meeting of the Ninth Session of the Board of Directors of the Company. The matter is subject to approval at general meeting of the Company.

KPMG and KPMG Huazhen LLP confirmed in written letters that there were no matters regarding the Proposal that should be brought to the attention to the Board of Directors and the Audit Committee of the Company. The Board of Directors also confirmed that there were no relevant matters regarding to the Proposal that should be brought to the attention to the shareholders of the Company. The Board of Directors and the Audit Committee of the Company further confirmed that there were no disagreements or unresolved matters between the Company and KPMG and KPMG Huazhen LLP regarding the change of auditors.

PROPOSAL ON ELECTION OF A DIRECTOR OF THE COMPANY

The Board of Directors agreed to nominate Mr. SHU Yinbiao as an executive director candidate for the Ninth Session of the Board of Directors of the Company, and to submit the same for consideration and approval at the general meeting of the Company. The above engagement arrangement will become effective on the date the general meeting approves Mr. SHU Yinbiao as the executive director of the Ninth Session of the Board of Directors of the Company.

Below are the biographical details of Mr. SHU Yinbiao:

Mr. SHU Yinbiao, aged 60. He is currently the Party Group Secretary and Chairman of China Huaneng Group Co., Ltd., the Secretary of Party Committee of Huaneng Power International, Inc., the Managing Director of the Chinese Party of China Korea Hydroelectric Company Limited, a member of the 13th National Committee of CPPCC, a member of the Population Resources and Environment Committee and the President of the 36th session of the International Electrotechnical Commission (IEC). He was the Chief Engineer of the State Power Dispatching Centre of State Power Corporation and the Deputy Director of the State Power Dispatching Centre of State Power Corporation, the Deputy Director (Deputy General Manager) and Chief Engineer of the Power Grid Construction Department (Power Grid Construction Branch Company) of State Power Corporation, the Director of the Engineering Construction Department of State Grid Corporation and the president of Power Grid Construction Branch Company, assistant to the president of State Grid Corporation, the vice president and a member of the Party Group of State Grid Corporation, a Director, the president and a member of the Party Group of State Grid Corporation, the Chairman and the Party Group Secretary of State Grid Corporation. He graduated from North China Electric Power University with a master’s degree in power system and automation. He is a PhD candidate majoring in power system and automation of Wuhan University and a professor-grade senior engineer.

Save for the work relationship disclosed in the qualification above, Mr. Shu does not have any other connections and relationships with the Company, its controlling shareholder(s) or the de factor controller(s). Mr. Shu has not been subject to any punishment by the China Securities Regulatory Commission or other related departments, or reprimand by any stock exchange.

The proposal to appoint Mr. Shu as the executive director shall become effective upon the approval at the general meeting until the expiry of the term of the Ninth Session of the Board of Directors of the Company. Mr. Shu will not receive any director’s fee. Save for the above, Mr. Shu does not have any relationship with other directors, supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong).

In addition, there is no other information in relation to Mr. Shu which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

A circular containing (amongst other things) details of the Proposal, together with a notice of AGM will be dispatched to the Shareholders as soon as practicable.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
12 December 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By  /s/ Huang Chaoquan

Name:	Huang Chaoquan
Title:	Company Secretary

Date:     December 12, 2018